PARADIGM FUNDS                                                 Nine Elk Street, Albany, New York 12207   (518) 431-3500

May 8, 2008

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

PARADIGM FUNDS - File Nos. 333-100507 and 811-21233

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, PARADIGM FUNDS (the “Trust”) hereby requests the withdrawal of the Post-Effective Amendment to its registration statement on Form N-1A, filed with the U.S. Securities and Exchange Commission (the “SEC”) on 21-Dec-2007  (Accession No. 0001413042-07-000038) (the “Amendment”).

The Amendment was filed for the purpose of responding to comments received on Post-Effective Amendment No. 9 to its Registration Statement on Form N-1A and providing the staff with a generic “Tandy” letter.  Inadvertently, the file used by the administrator contained a superfluous series identifier.  The filing was refilled with the corrected series identifier on the same day (Accession No. 0001413042-07-000039).

The Trust requests that the SEC issue an order granting its request for withdrawal of the Amendment, Accession No. 0001413042-07-000038, as soon as is practicable.  The subsequent amendment (Accession No. 0001413042-07-000039) should NOT be withdrawn. The Trust's CIK number is 0001196878.

If you have any comments or questions, please contact JoAnn Strasser at (513) 352-6725.

Very truly yours,

Paradigm Funds

By:/s/ Robert A. Benton

                                                                                    Robert Benton, Treasurer

cc:
Mary Cole
U.S. Securities and Exchange Commission
Office of Disclosure and Review
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549